

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
John M. Heffner
Executive Vice President & Chief Financial Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

   Re: PriceSmart, Inc.
     Form 10-K for Fiscal Year Ended August 31, 2012
     Filed October 30, 2012
     File No. 0-22793

Dear Mr. Heffner:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief

cc: Jose Luis Laparte
    Chief Executive Officer & President